

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

<u>Via Email</u>
Ms. Bonnie Lind
Chief Financial Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, GA 30005

  Re: Neenah Paper, Inc.
    Form 10-K for Fiscal Year Ended
    December 31, 2010
    Filed March 9, 2011
    File No. 001-32240

Dear Ms. Lind:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ James Lopez (for)

       John Reynolds
       Assistant Director